Exhibit 99.1

IESI-BFC Ltd. Announces Completion of Public Secondary Offering Of Common Shares

By Thayer | Hidden Creek Partners, L.L.C.

Toronto, Ontario — March 29, 2011 — IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today announced the closing of the previously announced public secondary offering of 10,906,195 common shares by TC Carting III, L.L.C. (the “selling securityholder”), an affiliate of Thayer | Hidden Creek Partners, L.L.C ., at a price of $23.50 per share.  BofA Merrill Lynch, J.P. Morgan, and Raymond James acted as joint book-running managers for the offering.

All of the common shares in the offering were sold by TC Carting III, L.L.C.  The Company did not receive any proceeds from the sale of common shares offered by the selling securityholder.

The common shares were offered under the Company’s existing base shelf prospectus filed in Canada and the United States.

A copy of the prospectus supplement and related base shelf prospectus is available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Alternatively, copies of the prospectus supplement and the related base shelf prospectus may be obtained by contacting BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or email dg.prospectus_requests@baml.com or J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 866-803-9204).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Contacts:

IESI-BFC Ltd.

Chaya Cooperberg

Vice President, Investor Relations and Corporate Communications

Tel:  (905) 532-7517

Email: chaya.cooperberg@bficanada.com